DREYFUS INSTITUTIONAL PREFERRED MONEY MARKET FUNDS

Dreyfus Institutional Preferred Government Plus Money Market Fund

SHAREHOLDER SERVICES PLAN

Introduction:  It has been proposed that the above-captioned investment company (the "Trust") adopt on behalf of Dreyfus Institutional Preferred Government Plus Money Market Fund (the "Fund"), a series of the Trust, a Shareholder Services Plan under which the Fund would pay the Fund's distributor (the "Distributor") for providing services for the provision of services to the holders of the class of shares of the Fund set forth on Exhibit A hereto, as such Exhibit may be revised from time to time (each, a "Class").  The Distributor would be permitted to pay The Bank of New York Mellon and its affiliates and certain other financial institutions and other industry professionals (collectively, "Service Agents") in respect of these services.  The Plan is not to be adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the "Act"), and the fee payable under the Plan is not to be for distribution related services.

The Trust's Board, in considering whether the Trust should implement a written plan, has requested and evaluated such information as it deemed necessary to an informed determination as to whether a written plan should be implemented and has considered such pertinent factors as it deemed necessary to form the basis for a decision to use Fund assets attributable to each Class for such purposes.

In voting to approve the implementation of such a plan, the Trust's Board has concluded, in the exercise of its reasonable business judgment and in light of its fiduciary duty, that there is a reasonable likelihood that the plan set forth below will benefit the Fund and shareholders of each Class.

The Plan:  The material aspects of this Plan are as follows:

1.              The Fund shall pay to the Distributor a fee at the annual rate set forth next to each Class on Exhibit A in respect of the provision of services to shareholders and/or the maintenance of shareholder accounts.  The Distributor may pay Service Agents from the fee it receives under the Plan and shall determine the amounts to be paid to Service Agents and the basis on which such payments will be made.  Payments to Service Agents may be made for the provision of services to shareholders, such as answering shareholder inquiries and providing reports and other information to shareholders regarding the Fund, and the provision of services related to the maintenance of shareholder accounts with respect to the Fund, such as recordkeeping and sub-accounting services.  Payments to a Service Agent are subject to compliance by the Service Agent with the terms of any agreement between the Service Agent and the Distributor related to the provision of such services by the Service Agent to its clients who are shareholders of the Fund.

2.              For the purpose of determining the fees payable under this Plan, the value of the Fund's net assets attributable to each Class shall be computed in the manner specified in the Fund's then-current Prospectus and Statement of Additional Information for the computation of the value of the Fund's net assets attributable to such Class.

3.              The Trust's Board shall be provided, at least quarterly, with a written report of all amounts expended pursuant to this Plan.  The report shall state the purpose for which the amounts were expended.

4.              As to each Class, this Plan will become effective at such time as is specified by the Trust's Board, provided that the Plan is approved by a majority of the Board members, including a majority of the Board members who are not "interested persons" (as defined in the Act) of the Trust and have no direct or indirect financial interest in the operation of this Plan or in any agreements entered into in connection with this Plan, pursuant to a vote cast in person at a meeting called for the purpose of voting on the approval of this Plan.

5.              As to each Class, this Plan shall continue for a period of one year from its effective date, unless earlier terminated in accordance with its terms, and thereafter shall continue automatically for successive annual periods, provided such continuance is approved at least annually in the manner provided in paragraph 4 hereof.

6.              As to each Class, this Plan may be amended at any time by the Trust's Board, provided that any material amendments of the terms of this Plan shall become effective only upon approval as provided in paragraph 4 hereof.

7.              As to each Class, this Plan is terminable without penalty at any time by vote of a majority of the Board members who are not "interested persons" (as defined in the Act) of the Trust and have no direct or indirect financial interest in the operation of this Plan or in any agreements entered into in connection with this Plan.

8.              The obligations hereunder and under any related Plan agreement shall only be binding upon the assets and property of the Fund or the affected Class, as the case may be, and shall not be binding upon any Board member or officer of the Trust or shareholder of the Fund individually.

Effective as of:  November 6, 2020

EXHIBIT A

Fee as a Percentage of
Name of Class	Average Daily Net Assets
SL shares	0.04%